EXHIBIT 99.1

SGOCO Group, Ltd. Appoints New Director

BEIJING, CHINA, April 29, 2013 – SGOCO Group, Ltd. (Nasdaq: SGOC), (“SGOCO” or the “Company”), a company focused on product design, distribution and brand development in the Chinese flat-panel display market, today announced that the Board of Directors has appointed Ms. Wai Man (Helen) Hsu as an Independent Director of the Company, effective April 26, 2013, to replace Mr. Yoann Normandeau, who had resigned from the Board for personal reasons and confirmed no disagreements with the Company.

Ms. Hsu had served at Ernst & Young for 18 years and was a partner for Ernst & Young before she retired from the firm in February 2011. During her career with Ernst & Young, Ms. Hsu acted as the audit partner on numerous multinational groups, private and public companies. She also had considerable experience in a wide range of industries, including NGOs, real estate, construction, electronic and electrical, consumer products, telecommunications, information technology, catering, garment, manufacturing, wholesaling and retailing.

Ms. Hsu was also actively involved in special assignments, including initial public offerings, mergers, acquisitions, and due diligence reviews. She is a member of the Hong Kong Institute of Certified Public Accountants and a member of the American Institute of Certified Public Accountants. She holds a Bachelor degree in business administration from the Chinese University of Hong Kong.

Mr. Burnette Or, President and Chief Executive Officer of SGOCO, commented, "I would like to welcome Ms. Hsu to the SGOCO Board.  We are confident that her strong financial background and industry expertise will prove valuable as the Company continues to expand its position in the flat-panel display market. I also want to thank Mr. Yoann Normandeau for his contributions during his tenure as a Director of the Company and wish him success in his future endeavors."

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on product design, brand development and distribution in the Chinese flat-panel display market, including computer monitors, TVs and application specific products. SGOCO sells its products and services in the Chinese market and abroad. For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com.

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," “will,” "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a “light-asset” model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; the fluctuations and competition in sales and sale prices of LCD and LED products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; changing principles of generally accepted accounting principles; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Serena Wu

Investor Relations Manager

Tel: +86 (10) - 85870173 (China)

US: +1(646) - 5831616 (Voice mail)

Email:ir@sgoco.com